LANDBANK GROUP, INC.
                             7030 Hayvenhurst Avenue
                             Van Nuys, CA 91406-3801
                                 (818) 464-1640

                                                               December 28, 2006

Karen J. Garnett
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Ms. Garnett:

Pursuant to your letter dated December 15, 2006, I herewith submit the following responses to the SEC's comments, which were set forth therein:



General:


1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

No response necessary



Business of Issuer, page 4
--------------------------


2. Please revise to describe the tax lien foreclosure process in more detail. Discuss the rights, if any, of property owners to reclaim properties after they have been purchased in the foreclosure proceedings. Describe any encumbrances that may remain with the property following the foreclosure process and clarify when these properties will have a clear title. In addition, please revise the risk factors section as appropriate to describe any risks associated with purchasing properties through tax lien foreclosure.

The Company has complied with this comment by adding the requested disclosure to
Item 1 under the sections entitled "Business of Issuer", commencing on page 4 of the registration statement (redlined version to be provided) and "Risk Factors", commencing on page 6 of said statement.

Reports to Security Holders, page 5
-----------------------------------


3.       Please update the SEC address. 100 F Street, NE, Washington, DC 20549.

The address has been amended accordingly.



Risk Factors, page 6
--------------------


4. Please review all risk factor headings to ensure that a risk is identified, rather the merely a fact about your business. For example, we note the following risk factor headings:

     o    We depend on key personnel and affiliates
     o    Classification of the Company's securities as a "Penny Stock"

The Company has complied  with this comment by revising  the  disclosure  in the
Item 1 "Risk Factors" section.



Our principal stockholders have broad control over our operations, page 7
-------------------------------------------------------------------------

5. Please expand the disclosure to address significant corporate actions that can be undertake unilaterally by your principal stockholders.


The Company has complied with this comment by revising the relevant disclosure in the Item 1 "Risk Factors" section, on page 8 in the redline of the registration statement.



Management's Discussion and Analysis or Plan of Operations, page 10
-------------------------------------------------------------------

6. Tell us what consideration you have given to disclosing your critical accounting policies. Refer to the guidance in FR- 72.

Based on the guidance set forth in FR-60 and FR-72, the Company reviewed its accounting policies (as summarized in note 1 to our financial statements), including consideration as to whether the nature of any estimates or assumptions underlying our accounting measurements is material due to a level of subjectivity or judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and whether such estimates and assumptions had a material impact on the Company's financial condition or operating performance. Based on this review and consideration, we respectfully determined that there were no underlying material underlying assumptions or estimates or implications of uncertainties associated therewith necessitating disclosure under FR-72. For instance, the Company has no fixed assets, does not maintain any short-term highly liquid debt instruments, and recognizes revenues in accordance with FASB 66, only upon receipt of full payment and expiration of any rescission period. Accordingly, we do not rely on any estimates or assumptions in recording these items. Inventory is reviewed on a quarterly basis in an attempt to identify properties that may have become impaired (difficult or impossible to sell), and, depending on the results of that review, the appropriate impairment charge is recorded. While there are certain assumptions made as to the fair market value of these properties for purposes of determining the impairment charge, these assumptions are based on objective market data, and in our view are not material. Further, since operations only began in 2005 and due in large measure to our developed acquisition strategy, only a very few properties have become impaired, and thus we do not believe that these assumptions have a material impact on the Company's financial condition or operating performance.


7. Please expand the "Overview" to discuss how you finance your business. The Company has complied with this comment by revising the relevant disclosure in the Item 2 "Management's Discussion and Analysis" section, on page 12 of the redlined version of the registration statement.



Operating Expenses, page 11
---------------------------

8. Please provide independent third-party support for your statement that there was a marked increase in customer demand for properties" in 2006.

In making this statement, we were attempting to explain why the Company decided to hire new acquisition specialists in February 2006. As stated, the Company's decision was based on its determination that there was a marked increase in the demand for our properties. As we do not have specific third party support for this determination, and as it is anecdotal in nature, the Company has complied with this comment by deleting this statement in Item 2 "Management's Discussion and Analysis."



Description of Property, page 15
--------------------------------


9. Please describe the amount paid in 2005 for the pro rata lease on the Phoenix office.

On May 17, 2005, the Company entered into a sublease agreement with Mentoring of America, LLC ("MOA"), an affiliate, to lease office space at MOA's facility in Phoenix, Arizona. Per the terms of the agreement, the Company is to pay a prorated share of MOA's monthly rent expense, which equates to approximately 13.33%. This percentage is based on the total square footage used by the Company (1,000 sq. ft.) divided by the total square footage of MOA's facility (7,500 sq. ft.). The term of this lease is thirty-two (32) months, beginning on June 1, 2005 and terminating on January 31, 2008, and MOA, at its discretion, can instruct the Company not to remit cash payment for the monthly rent and instead apply the monthly rent fee to any outstanding inter-company balance between the companies. During fiscal year 2005, the Company recorded monthly rent fees totaling $12,570, which included June 2005 through December 2005. Rent expense totaled $16,663 for the nine months ended September 30, 2006. The registration statement has been amended accordingly.

10.      Please update your interim inventory figures to September 30, 2006.

The Company has complied with this comment by updating the relevant table to September 30, 2006 in Item 3 "Description of Property" on page 18 of the redlined registration statement.


11. Please expand your inventory disclosures to show a breakdown by geographic region.

The  Company  has  complied   with  this  comment  by  expanding  our  inventory
disclosures in the Item 3 "Description of Property" section to include the requested breakdown. See page 18 in the redline of the registration statement.


12.      Please  expand  your  inventory   disclosures  to  show  the  value  of
properties that are being marketed and the value of properties that are being prepared for marketing.

The Company has complied with this comment by expanding our inventory disclosures in the Item 3 "Description of Property" section to include the requested value information. See page 18 in the redline of the registration statement.



Directors. Executive Officers. Promoters and Control Persons, page 17
---------------------------------------------------------------------


13.      Please disclose five years of business experience for Mr. Hewitt.

The registration statement has been amended to that effect.



Certain Relationships and Related Party Transactions, page 20
-------------------------------------------------------------

14. Please include detailed disclosures regarding your affiliate loans, including interest, maturity and repayment terms, the identities of the lenders, the dates the loans were made and the purposes of the loans.

The Company has complied with this comment by adding the required disclosure in the Item 7 "Certain Relationships and Related Transactions" section. See page 23 in the redline of the registration statement.


15. Please include more thorough disclosure regarding the transfer of ISNG to QED Storage. We note that in some instances it is described as a spin-off and in others as a transfer to QED.

The Company has complied with this comment by revising the relevant disclosure in Item 7 "Certain Relationships and Related Transactions" and making conforming changes elsewhere in the registration statement where necessary. See page 23 in the redline of the registration statement.

Description of Securities, page 21
----------------------------------


16. Please revise the first bullet to c1arify how you are ""eliminating" cumulative voting.

With respect to this comment, the Company would respectfully like to clarify as follows: the language as written was intended to describe the provisions of the charter and Delaware General Corporate Law ("DGCL") that have a limiting effect on change of control. Section 214 of DGCL provides that cumulative voting only exists if provided for in the Certificate of Incorporation. Our Certificate of Incorporation does not provide for cumulative voting, thereby in effect eliminating cumulative voting. The Company has therefore complied with this comment by deleting this bullet point to avoid any confusion. See page 24 in the redline of the registration statement.



Recent Sales of Unregistered Securities, page 24
------------------------------------------------


17. Please revise subparagraph (e) to identify the "advisors" and the services they performed.

The Company has complied with this comment by revising the relevant disclosure in Part II, Item 4 "Recent Sales of Unregistered Securities" to include the requested information. See page 27 in the redline of the registration statement.



Financial Statements
--------------------

Landbank Group, Inc. and Subsidiary
-----------------------------------



18. Please update your financial statements pursuant to Item 31 (g) of Regulation S-B.

The unaudited consolidated financial statements for the three- and nine-month periods ended September 30, 2006 are included in Part F/S, and the corresponding discussion in Item 2, Management's Discussion and Analysis has also been updated accordingly.


19. It appears that iStorage Networks was an operating company as of December 31, 2005. Accordingly, explain to us how you determined that there were no assets or liabilities that were required to be recorded at fair value as a result of the merger with LandBank LLC. Additional1y, explain to us how you determined that LandBank LLC was the accounting acquirer in accordance with paragraph 17 of SFAS 141. Tell us what consideration you have given to including this information in your financial statement disclosures.

With respect to this comment, the Company respectfully provides the following explanation. On January 26, 2006, the Company acquired all of the assets and liabilities of Landbank, LLC, whereupon the owners of Landbank, LLC assumed control of the Company. Immediately prior to the merger, and pursuant to the terms of the purchase agreement with Landbank, LLC, the Company divested all of its previous operations, assets, and liabilities, resulting in the Company's balance sheet showing no assets and no liabilities at the time of its merger with Landbank, LLC. Therefore, post-merger, the only assets, liabilities, and business operations reflected in the Company's financial statements are those of Landbank, LLC, which is now a wholly owned subsidiary of the Company. In accordance with paragraph 17 of SFAS 141, "all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity." LandBank LLC was determined to be the accounting acquirer since the owners of LandBank LLC received the larger portion of the voting rights (90%) in the combined entity. This fact has been considered by the Company and its auditors in disclosing the reverse acquisition in note 1 to the consolidated financial statements.



Consolidated Balance Sheet, page F-4.
-------------------------------------


20. Please advise us of your basis for the classification of inventory - land parcels as a current asset: or revise your classification as deemed appropriate.

With respect to this comment, the Company respectfully provides the following supplemental information. The Company is in the business of buying land at tax foreclosure auctions, and other liquidation venues, and reselling that land at a profit. The Company does not make improvements to the land, or does it buy the land as part of a long-term investment strategy. The Company's goal is to buy properties at low cost and to resell them as quickly as possible, preferably within 90 days of the date of purchase. Based on this business model, and the Company's history of turning over properties quickly, inventory is recorded as a current asset.


21. Please advise us and revise to disclose whether the accounting acquirer and the accounting acquiree have the same fiscal year-end. To the extent that the year- ends of the companies differed, tell us which year-end was adopted by the combined company.

Both the acquirer and acquiree had the same fiscal year-ends. The combined company has retained the same fiscal year-end. The registration statement has been revised accordingly.



Inventory, page F-8.
--------------------


22. Please explain to us the method used to account for the impairment and disposal of long-lived assets, such as when you measure and recognize an impairment loss. Tell us what consideration you have given to disclosing this information in your financial statements.

With respect to this comment, the Company respectfully provides the following explanation. The Company's inventory consists of land parcels that are purchased for resale purposes, and, except for special circumstances, do not normally remain in inventory for a prolonged period of time. Since these parcels are for resale purposes only, they are classified as inventory, instead of long-lived assets. The Company evaluates its inventory at the lower of cost or market at the balance sheet date and for any permanent impairment in the value of the assets. The Company has not yet experienced any impairment, as the Company so far has been successful in its ability to resell the properties that it has purchased. As the Company to date has not experienced any asset impairment or disposal of long-lived assets, we did not view this as a material accounting policy at this time.



Financial Statements
--------------------

Landbank, LLC
-------------


23. We note that Landbank, LLC was organized in December 2004 and did not have any operations in 2004. Please advise us and revise your disclosure to state, if true, that no (or nominal) assets or liabilities existed as December 31, 2004.

We confirm that Landbank, LLC had no assets or liabilities as of December 31, 2004. The registration statement is amended accordingly.


24. Please amend to present the 2005 and 2004 historical financial statements of the Registrant after giving retroactive effect to the recapitalization. Please note that both the equity section of the balance sheet and the earnings per share of Landbank. LLC should be retroactively restated to reflect the effect of the exchange ratio established in the reverse merger. Please have your independent registered public accounting firm update their report as appropriate.

The Company respectfully believes that its 2005 and 2004 historical financial statements should not be retroactively restated to reflect the effect of its merger with Landbank, LLC, for the following reasons:

(i) With respect to 2004, Landbank, LLC did not commence operations, and had no assets or liabilities, until 2005. Thus, there would have been no net effect of the recapitalization on the Company's results for 2004. In fact, as the Staff draws attention in Comment 25, as Landbank, LLC was determined to be the accounting acquirer, the inclusion of the 2004 financial statements for iStorage is upon further reflection inconsistent with this determination and the result of over-disclosure on our part, and should we believe be omitted completely in order to avoid misleading investors.

(ii)With respect to 2005, the Company divested all of its previous assets, liabilities, and business operations immediately prior to the merger in January 2006. We respectfully draw the Staff's attention to note 9 in the 2005 financial statements for iStorage which states that "had the transaction been consummated by December 31, 2005, substantially all of the balance sheet and income statement amounts reflected in this report would have been removed with the subsidiary." There was therefore a complete separation of activities between the end of 2005 and the beginning of 2006, with the Company's operations during 2005 being completely unrelated to those of its ongoing operations post-2005. The Company's goal, throughout the merger, was to structure the transaction so that the assets, liabilities, and operating results of the previous business operations were flushed out, resulting in a corporate, and legal, entity that would clearly, and accurately, reflect the operating results of only Landbank, LLC, which, post-merger, is the lone operating entity. Thus, we believe that any restatement of the 2005 financial statements to include the operating results of the Company's previous operations would be both irrelevant and misleading, and therefore in the best interest of investors to omit such restatement.



Financial Statements
--------------------

iStorage Networks, Inc. and Subsidiary
--------------------------------------


25.      Please   clarify  for  us  your  reason  for  including  the  financial statements of iStorage Networks, Inc.

The iStorage Networks, Inc. financials were presented in an effort to provide full disclosure in that iStorage Networks, Inc. was the legal acquirer, but their presence adds nothing save confusion to an understanding of the combined entity. These financials are not included in the amended registration statement, Part F/S.


I hope the above has adequately addressed each and every comment.


                                                     Sincerely,

                                                     /s/ Doug Gravink

                                                     Doug Gravink
                                                     Chief Executive Officer